UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, January 2016
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Commission File Number 000-29898
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BlackBerry Limited
(Translation of registrant’s name into English)
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2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Form 51-102F4 - Business Acquisition Report, filed under National Instrument 51-102 Continuous Disclosure Obligations, Part 8
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636) and on August 20, 2015 (File No. 333-206480).

BLACKBERRY LIMITED

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1     IDENTITY OF COMPANY

1.1     Name and Address of Company

BlackBerry Limited (the “Company”)
2200 University Avenue East
Waterloo, ON N2K 0A7

1.2     Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

James Yersh
Chief Financial Officer
Tel: (519) 888-7465

ITEM 2     DETAILS OF ACQUISITION

2.1     Nature of Business Acquired

The Company, through its wholly-owned subsidiary, BlackBerry Corporation, acquired all of the issued and outstanding shares (the “Acquisition”) of Good Technology Corporation (“Good”). Good is a leader in secure mobility, delivering solutions across all stages of the mobility lifecycle for enterprises and governments worldwide. Good offers a comprehensive end-to-end solutions portfolio, consisting of a suite of collaboration applications, a secure mobility platform, mobile device management, unified monitoring, management and analytics, and a third-party application and partner ecosystem. Good serves more than 6,200 organizations, including more than half of the Fortune 100, all of the Fortune 100 commercial banks, aerospace and defense firms, and leaders across healthcare, manufacturing and retail. Good was established in 1996 and is headquartered in Sunnyvale, California.

2.2    Acquisition Date

October 30, 2015

2.3     Consideration

The aggregate consideration paid by the Company in connection with the Acquisition was approximately US$417 million and consisted of (i) the payment of approximately US$328.4 million in cash to existing shareholders of Good, and (ii) the payment of approximately US$88.6 million to existing debtholders of Good. The Company financed the Acquisition from its own cash and investment balances.

2.4    Effect on Financial Position

The Company does not have any current plans or proposals for material changes in its business affairs or the affairs of Good which may have a significant effect on the financial performance and financial position of the Company.

2.5    Prior Valuations

No valuation opinions have been obtained within the last 12 months by the Company or Good required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company, or any of its subsidiaries, for Good.

2.6    Parties to Transaction

The Acquisition was not with an “informed person”, “associate”, or “affiliates” (as each term is defined in securities legislation) of the Company.

2.7     Date of Report

January 13, 2016

ITEM 3    FINANCIAL STATEMENTS AND OTHER INFORMATION

The following financial statements are appended to this report:

a.
the unaudited pro forma consolidated statements of earnings and comprehensive income for the nine months ended November 28, 2015 and year ended February 28, 2015 that gives effect to the Acquisition as if it had taken place as at March 2, 2014, attached as Schedule A;

b.
the audited consolidated balance sheets of Good as at December 31, 2014 and 2013 and the related consolidated statements of operations, consolidated statements of redeemable convertible preferred stock and deficit, and consolidated statements of cash flows for the years ended December 31, 2014 and 2013, attached as Schedule B; and

c.
the unaudited interim consolidated statements of financial position of Good as at September 30, 2015 and December 31, 2014 and the related condensed consolidated statements of operations and cash flows for the nine months ended September 30, 2015 and 2014, attached as Schedule C.

The September 30, 2015 interim financial statements of Good included in this report have been prepared by, and are the responsibility of, the Company's management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the September 30, 2015 interim financial statements of Good and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this report relates to Good’s 2014 historical financial information. It does not extend to the September 30, 2015 interim financial statements of Good and should not be read to do so.
The following financial statements of the Company, filed under the Company’s SEDAR profile at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR filing database at http://www.sec.gov/, are incorporated by reference and form part of this report:

d.	the unaudited consolidated statements of financial position of the Company as at November 28, 2015.

Cautionary Note Regarding Forward-Looking Statements

This report, including the attached financial statements, may contain forward-looking statements reflecting current assumptions and expectations regarding future events and operating performance, and speak only as of the date of this report. However, the unaudited pro forma consolidated statements of earnings and comprehensive income presented in this report do not necessarily reflect the results that would have existed had the Acquisition been completed on the date indicated and are not necessarily representative of the future financial position and results of the Company following the Acquisition.

Any forward-looking statements in this report are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as “expect”, “may”, “will”, “could”, and similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of the Company’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 13, 2016	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer